CUISINE SOLUTIONS, INC.
85 South Bragg Street, #600
Alexandria, VA 22312
phone:703-270-2900

July 26, 2005

Ms. Regina Balderas
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Cuisine Solutions, Inc.
Form 10-K, for Fiscal Year Ended June 26, 2004
Filed September 24, 2004
Form 10-Q for Fiscal Quarters Ended September 18, 2004
December 11, 2004 and April 2, 2005
Filed October 28, 2004, January 25, 2005, and May 17, 2005
Response Letters Dated April 28, 2005 and May 23, 2005
File No. 0-12800

Dear Ms. Balderas:

     We have received the letter (the “Comment Letter”) dated July 5, 2005 from Jill S. Davis, Branch Chief of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Cuisine Solutions, Inc. (the “Company”). As requested in the Comment Letter, we are submitting this letter in response to the Comment Letter. For your convenience, we have reproduced the staff’s comment below.

Form 10-Q for the Fiscal Quarter Ended April 2, 2005

Controls and Procedures, Page 25

1.	In light of the fact that a weakness existed with respect to the lack of appropriate resources dedicated to external financial reporting, disclose in reasonable detail the basis for the conclusions by your principal executive officer and principal financial officer that the company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the quarterly report.

In response to the Staff’s comment, we supplementally advise the staff that the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by the quarterly report, in spite of the weakness relating to external financial reporting resources cited by its independent registered public accounting firm, Grant Thornton, LLP, based on the following.

In view of the Company’s size, the Company maintains a relatively small staff of internal personnel devoted to external financial reporting. As a result, management has historically relied on the assistance of its outside consultants, advisors and experts for assistance in the preparation of its periodic reports under the Exchange Act. As part of this process, management has traditionally engaged in frequent and frank dialogue with its external auditors with the goals of improving its financial reports for the benefit of investors and ensuring that the Company’s financial reports are of a high quality and in compliance with all applicable regulatory requirements. From time to time, through this dialogue, the Company has requested assistance or clarification from its external auditors. Following the receipt of such guidance from its external auditors, the Company’s management has always determined the accounting to be used and the Company’s management has not relied on the Company’s external auditors to make accounting decisions or to design or implement internal controls.

As a result of the historical assistance that it provided the Company in connection with the financial reporting process, Grant Thornton sent a letter on March 7, 2005 to the Company’s audit committee citing a weakness regarding the Company’s lack of appropriate resources dedicated to external financial reporting. While the Company’s management did not necessarily agree with Grant Thornton’s conclusion that a weakness existed, it believed that it was appropriate to disclose the receipt of the letter in the Company’s Form 10-Q. The Company also believed that it was appropriate to take corrective measures and, during the quarter ended April 2, 2005, the Company’s new controller with experience in external financial reporting was engaged in the reporting process.

In reaching the conclusion that the Company’s disclosure controls and procedures were effective as of April 2, 2005, the Company’s principal executive officer and principal accounting officer noted the following:

•	In connection with the Statement of Financial Accounting Standard (SFAS) No. 100 quarterly review process, as well as the annual audit process, the Company’s external auditors have historically not requested significant adjustments, over any critical accounting processes or otherwise, to the Company’s financial statements.

•	Corrective measures had already been put in place to address the concerns cited by Grant Thornton (i.e., the engagement of the Company’s new controller in the reporting process).

Through the process described above, the financial information required to be included in the Company’s Exchange Act reports in accordance with the Commission’s rules and forms has consistently been communicated to the Company’s management, including its chief executive officer and chief financial officer, in a fashion which has allowed appropriate time for decisions concerning the Company’s disclosures. As a result, the Company’s principal executive officer and principal financial officer concluded that the disclosure controls and processes in place as of the end of the fiscal quarter were effective to ensure that the financial information required to be included in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the Commission’s rules and forms.

As disclosed in the Form 10-Q, although not relevant to the assessment of disclosure controls and procedures as of April 2, 2005, following the end of the fiscal quarter the Company took additional measures to further strengthen its internal controls by establishing an internal audit committee, approving a new, more comprehensive audit committee charter, and adding an additional independent director to its audit committee.

     Thank you for diligence in ensuring that investors have the information required to make informed decisions about their investment in Cuisine Solutions. If you have any questions, please do not hesitate to call me at 703-270-2900.

Sincerely,

/s/ Stanislas Vilgrain
Stanislas Vilgrain
CEO